Canadian News Release

Bema Enters “Bought Deal” Financing Agreement for CDN$118.9 Million

Vancouver, September 7, 2005 - Bema Gold Corporation (TSX/AMEX: BGO, AIM: BAU) is pleased to announce that it has entered into an agreement for a “bought deal” financing with a syndicate of Canadian underwriters co-led by GMP Securities Ltd. and Genuity Capital Markets and including BMO Nesbitt Burns, Canaccord Capital Corporation, Haywood Securities Inc., Orion Securities Inc. and UBS Securities Canada Inc. Bema will issue 41.72 million common shares at CDN$2.85 per common share for gross proceeds of CDN$118.9 million. The underwriters have the option to purchase up to an additional 8.35 million common shares at the offering price until 24 hours prior to closing. Bema will file a short form prospectus to qualify these shares and closing is expected on or about September 27, 2005. Proceeds from this offering will be used to further advance the Kupol Property in Russia and for general corporate purposes.

This news release is not for dissemination in the United States or through United States newswire services. These securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

For further information please contact Bema Gold:

Ian MacLean	Derek Iwanaka
Manager, Investor Relations	Investor Relations
604-681-8371, investor@bemagold.com	604-681-8371, investor@bemagold.com

On Behalf of BEMA GOLD CORPORATION

“Clive T. Johnson”
Chairman, C.E.O., & President

Bema Gold Corporation trades on The Toronto Stock Exchange and the American Stock Exchange. Symbol: BGO. Bema shares also trade on the London Stock Exchange’s Alternative Investment Market(AIM). Symbol: BAU.

Some of the statements contained in this release are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; and other risks and uncertainties detailed in the Company's Form 40-F Annual Report for the year ended December 31, 2003, which has been filed with the Securities and Exchange Commission, and the Company's Renewal Annual Information Form for the year ended December 31, 2003, which is an exhibit to the Company's Form 40-F and is available under the Company's name at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.